Spectrum Select L.P.

April 1998
Monthly Report

This Monthly Report supplements
the Spectrum Funds' Prospectus dated
April 25, 1997 and the Prospectus Supplement
Dated May 12, 1998.




Dean Witter Spectrum Select L.P.
Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

     Year                Return
     1991 (5 months)     31.2%
     1992               -14.4%
     1993                41.6%
     1994                -5.1%
     1995                23.6%
     1996                 5.3%
     1997 6.2%
              1998 (4 months)
-3.7%

Inception-to-Date Return:100.8%
Annualized Return:       10.9%

      Dean Witter Spectrum Select L.P.
Monthly Report
April 1998

Dear Limited Partner:

The Net Asset Value per Unit for the Dean Witter Spectrum
Select L.P. as of April 30, 1998 was $20.08, down 6.72% for the month.

The Fund recorded losses for the month primarily from long global bond futures positions as European, Australian and Japanese interest rate futures prices reversed lower after trending higher previously. Additional losses were recorded from trading U.S. interest rate futures as domestic bond prices moved in a choppy pattern during the month. In the currency markets, losses were recorded from short positions in the Swiss franc and German mark as the value of these currencies increased versus the U.S. dollar. Additional currency losses were recorded from long British pound positions as the value of the pound decreased relative to other major currencies. Losses were also experienced in the metals markets from short positions in copper and aluminum futures, as well as from long natural gas futures positions.

A portion of the Fund's losses for the month was offset by gains from short corn and wheat futures positions as prices in these markets declined. Additional gains were recorded in soft commodities from short positions in sugar futures as the price of sugar declined during the month.

As reported in the March 1998 Monthly Report, beginning May 1998, Select Futures Fund became part of the Dean Witter Spectrum Series of Funds. As a consequence of becoming part of the Spectrum Series of Funds, Select Futures Fund has changed its name to Dean Witter Spectrum Select L.P. In addition, other beneficial changes will be made to the Fund, including an anticipated reduction and change in the structure of the brokerage commissions charged to the Fund, and a revision in each trading advisor's incentive fee from a 17.5% quarterly incentive fee to a 15% monthly incentive fee. Additionally, investors may exchange Units of one Spectrum Fund for Units of another Spectrum Fund at any month-end without incurring any redemption or other charges. The specifics of these and other changes will be set forth in the Fund's new Prospectus, which will be available soon.

Also, so that the Net Asset Value of the Fund's Units will be more in line with the values of the Units of the other Spectrum Series Funds which were initially issued at $10 per Unit, the Fund's Units were split 100 to 1 as of the close of business on April 30, 1998. This did not result in any change in aggregate Net Asset Value of the Units held by a Limited Partner. For example, if a Limited Partner held five Units of the Fund at the Net Asset Value Per Unit of $2,008.20, these five Units were converted to 500 Units with a Net Asset Value Per Unit of $20.08.

The General Partner believes that all of the foregoing changes will be beneficial to Limited Partners.
Nonetheless, in view of these changes, Limited Partners are reminded that, in accordance with the terms of the Fund's Limited Partnership Agreement, Limited Partners have a right to redeem their Units, and that Limited Partners owing more than 50% of the outstanding Units of the Fund may vote to remove and replace the General Partner and take certain actions, without the General Partner's consent (see Section 15 (c) of the Fund's Limited Partnership Agreement on page A-19 of the Fund's October 17 , 1996 Prospectus). With regard to redemptions, because of the proposed changes, the General Partner and DWR have determined to waive any applicable redemption charges, as well as the six month minimum holding period, for any Units redeemed as of May 31 and June 30, 1998.

Please note, after the close of business on April 30, 1998 the Net Aset Value per Unit of the Fund was re-valued to $20.08. All investors in the Fund prior to April 30 have had their units increased in a corresponding amount to reflect this re-valuation.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two
World Trade Center, 62nd Floor, New York, NY 10048, or your
Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,



Mark J. Hawley
President
Demeter Management Corporation

Dean Witter Spectrum Select .P.
Statement of Operations
For the Month Ended April 30, 1998
(Unaudited)
                                        Percent of
                                        March 1, 1998
Amount                        Net Asset Value
                                   $             %
REVENUES
Trading Profit (Loss)
   Realized             (1,281,627)      (.76)
   Net change in unrealized(9,369,048)  (5.58)

   Total Trading Results(10,650,675)    (6.34)
Interest income (DWR)      558,086        .33

   Total Revenues      (10,092,589)     (6.01)

Expenses
Brokerage commissions (DWR)676,050        .40
Management fees           392,334         .23
Transaction fees and costs109,690         .07
Administrative expenses             13,000            .01
            Total Expenses   1,191,074      .71

NET LOSS               (11,283,663)     (6.72)

Statement of Changes in Net Asset Value
For the Month Ended April 30, 1998
(Unaudited)
                                                  Percent of
                                                   March 31,
                                        1998
                                        Amount    Per Unit
Net Asset Value
                                  $          $
%
Net Asset Value,
March 31, 1998
(77,951.268 Units)    167,825,118     2,152.95
100.00
Net Loss               (11,283,663)    (144.75)
(6.72)
Redemptions
(1,273.890 Units)       (2,558,223)   2,008.20
(1.53)
Net Asset Value,
April 30, 1998
(76,677.378 Units)      153,983,232   2,008.20
91.75
Units Split and Re-valued
On April 30, 1998
(7,667,737.800 Units)   153,983,232       20.08
91.75

    The accompanying notes are an integral part of these
                    financial statements.

Dean Witter Spectrum Select L.P.
Notes to Financial Statements
(Unaudited)


1. Summary of Significant Accounting Policies

Organization - Dean Witter Spectrum Select L.P. (formally known as Dean Witter Select Futures Fund L.P.) (the "Partnership") is a limited partnership organized to engage in the speculative trading of commodity futures contracts, commodity options contracts and forward contracts on foreign currencies. The general partner for the Partnership is Demeter Management Corporation ("Demeter"). Demeter is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW"). Demeter has retained EMC Capital Management, Inc. ("EMC"), Rabar Market Research, Inc. ("Rabar") and Sunrise Commodities Management, Inc. ("Sunrise") as the trading advisors of the Partnership.

On July 31, 1997, Dean Witter Reynolds Inc. ("DWR"), a wholly-owned subsidiary of MSDW, closed the sale of its institutional futures business and foreign currency trading operations to Carr Futures Inc. ("Carr"), a subsidiary of Credit Agricole Indosuez. Following the sale, Carr became the commodity broker for most of the Partnership's transactions and is the counterparty on the Partnership's foreign currency trades. DWR will continue to serve as a non-clearing commodity broker for the partnership with Carr providing all clearing services for Partnership transactions.

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts, commodity options and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays the Partnership interest income based upon 80% of the average daily Net Assets for the month at a rate equal to the average yield on 13-week U.S. Treasury Bills issued during such month. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage Commissions and Related Transaction Fees and Costs
- The Partnership accrues brokerage commissions based on a half-turn basis at 80% of DWR's published non-member rates. Transaction fees and costs are accrued on a half-turn basis. Brokerage commissions and transaction fees chargeable to the Partnership have been capped at .65% per month of the Partnership's month-end Net Assets as defined in the Limited Partnership Agreement allocated to each such trading advisor. Effective June 1, 1998, brokerage fees of the partnership will be charged at a flat monthly rate of 1/12 of 7.25% of Net Assets as of the first day of each month.

Operating Expenses - The Partnership bears all operating expenses related to its trading activities, to a maximum of 1/4 of 1% annually of the Partnership's average month end
Net Assets.

Dean Witter Spectrum Select L.P.
Notes to Financial Statements - (Continued)
These include filing fees, clerical, administrative, auditing, accounting, mailing, printing, and other incidental operating expenses as permitted by the Limited
Partnership Agreement. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee.
Demeter bears all other operating expenses.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the last day of any month that is at least six months after the closing at which a client first became a limited partner, upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 3%, 2% or 1%, respectively, of the Net Asset Value per Unit on the date of such redemption. Limited Partners who obtained their units via an exchange from another DWR sponsored commodity pool will not be subject to the six month holding period of the redemption charges.

Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month.
No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of the Partnership's revenues and expenses for income tax purposes.

Dissolution of the Partnership - The Partnership will terminate on December 31, 2025 or at the earliest date if certain conditions set forth in the Limited Partnership
Agreement occur.

2. Related Party Transactions

The Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR
pays interest on these funds as described in Note 1.   Under
its Customer Agreement with DWR, the Partnership pays DWR brokerage commissions as described in Note 1.

3. Trading Advisors

Compensation to EMC, Rabar and Sunrise consists of a management fee and an incentive fee as follows:

Management Fee - The Partnership pays a monthly management fee equal to 1/4 of 1% per month of the Partnership's adjusted Net Assets, as defined, as of the last day of each month.

Incentive Fee - The Partnership will pay a quarterly incentive fee to each trading advisor equal to 17.5% of the trading advisor's "Trading Profits," as defined in the Limited Partnership Agreement, experienced by the Net Assets allocated to such trading advisor as of the end of each calendar quarter. Effective June 1, 1998, the incentive fee will be revised to 15% of "Trading Profits", and will be payable on a monthly basis.

Dean Witter Spectrum Select L.P.
Notes to Financial Statements - (Concluded)



If a trading advisor has experienced "Trading Losses" with respect to its allocated Net Assets at the time of the supplemental closing, the trading advisor must earn back such losses plus a pro rata amount related to the funds allocated to the trading advisor at the supplemental closing before the trading advisor is eligible for an incentive fee. Such incentive fee is accrued in each month in which "Trading Profits" occurs. In those months in which "Trading Profits" is negative, previous accruals, if any, during the incentive period will be reduced. In those instances in which a Limited Partner redeems an investment, the incentive fee (if earned through a redemption date) is to be paid to such advisor on those redemptions in the month of such redemptions.

4. Legal Matters

On September 6, 10, and 20, 1996, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures and Currency Management Inc., MSDW (all such parties referred to hereafter as the "Dean Witter Parties"), the Partnership, certain other limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint, alleging, among other things, that the defendants committed fraud, deceit, negligent misrepresentation, various violations of the California Corporations Code, intentional and negligent breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in the sale and operation of the various limited partnership commodity pools. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County, against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interests in various limited partnership commodity pools, including the Partnership, sold by DWR. A consolidated and amended complaint in the action pending in the Supreme Court of the State of New York was filed on August 13, 1997, alleging that the defendants committed fraud, breach of fiduciary duty, and negligent misrepresentation in the sale and operation of the various limited partnership commodity pools. On December 16 1997, upon motion of the plaintiffs, the action pending in the Superior Court of the State of Delaware was voluntarily dismissed without prejudice. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they and the Partnership have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties or the Partnership.